novozymes®

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA

SUPPL

2007/06/19

Re.: SEC File Number, 82-5116 – Amendment

This information is furnished pursuant to Rule 12g3-2(b) exemption.

For the future Novozymes will comply with the informational disclosure document requirements by making the information available electronically in lieu of paper submissions.

Already today Novozymes posts the required documents on its website www.novozymes.com under the sub-site "Investor". You will be able to find Annual Reports, including the annual financial statements, interim reports that include financial statements as well as our shareholder magazine, The Zymes, and all Stock Exchange Announcements on this site, immediately after their release to the Copenhagen Stock Exchange.

For good sake and order, may we ask you to confirm this amendment.


07024699

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

END